Exhibit 12.1

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	12 Months Ended December 31,					9 Months Ended September 30,
	2009	2010	2011	2012	2013	2014
Pre-tax income from continuing operations	$602	$693	$666	$618	$401	$556
Plus: (Income) or Loss from equity investees	—	—	—	—	—	—
Less: Capitalized interest	(3)	(2)	(4)	(3)	(5)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$599	$691	$662	$615	$396	$554
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (a)	$301	$368	$330	$297	$593	$237
Interest component of rental expense (b)	7	6	6	6	5	4

Total fixed charges	308	374	336	303	598	241
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	$907	$1,065	$998	$918	$994	$795
Ratio of earnings to combined fixed charges and preferred stock dividends	2.9	2.8	3.0	3.0	1.7	3.3

(a)	Includes interest expense of $5 million for the nine months ended September 30, 2014, related to the remeasurement of the like-kind exchange tax position. See Note 12—Income Taxes of the Exelon Form 10-Q for the quarter ended September 30, 2014, for additional information regarding the like-kind exchange tax position.
(b)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.